[NOVA Chemicals’ letterhead]

January 10, 2007

VIA EDGAR AND FEDERAL EXPRESS

Mr. John Hartz

Senior Assistant Chief Accountant

Securities and Exchange Commission

1 Station Place, N.E., Stop 7010

Washington, DC  20549

Re:                               NOVA Chemicals Corporation
Form 40-F for the Fiscal Year Ended December 31, 2005 (File No. 1-13064)

Dear Mr. Hartz:

We refer to your letter dated December 26, 2006.  We have carefully reviewed this correspondence and appreciate the SEC accepting our proposal to present seven reportable segments.

We take our disclosure and reporting obligations very seriously, and we will comply with your requests in our upcoming fourth quarter earnings release and our Form 40-F for 2006.  In addition, we will be vigilant in applying SFAS 131 as our business continues to develop.

Please call the undersigned at (412) 490-4970 or Pat Jewison, Vice President, Tax and Controller at (412) 490-4287, should you have any questions with respect to the foregoing.

Sincerely yours,

/s/ Lawrence A. MacDonald

Lawrence A. MacDonald
Senior Vice President & Chief Financial Officer
cc:	Nili Shah,
Tracey McKoy
U.S. Securities and Exchange Commission